eFuture to Acquire Proadvancer Systems Inc.

Expands Logistics Product and Service Offering to Form a Total Supply Chain Management Solution

BEIJING, April 8, 2008 /Xinhua-PRNewswire/ -- eFuture Information Technology Inc. (Nasdaq: EFUT; ''eFuture''), a leading front-end supply chain management software and service company in China, today announced that it will acquire Proadvancer Systems Inc. (''Proadvancer''), a leading provider of logistics software and services in Mainland China and Asia. Proadvancer has 40 employees. The transaction is expected to be accretive to eFuture's 2008 earnings per share.

Upon closing, the acquisition will enable eFuture to add logistics software and services to its portfolio of front-end supply chain management software and service solutions including increased system planning, business process rebuilding, implementing, analyzing, and tracking capabilities. The acquisition furthers eFuture's goal of providing high-performance, integrated front-end supply chain management solutions that streamlining its clients' operations and maximize their competitive advantages.

''This acquisition is an ideal fit, expanding our core competence in front-end supply chain management software and solutions in China's rapidly growing retail and fast-moving consumer goods industries," said Adam Yan, eFuture's chairman and chief executive officer. ''Proadvancer's deep understanding of the logistics industry and advanced technology compliment our existing offering, allowing us to provide a complete logistics and supply chain management solution in retail and consumer goods industries.''

eFuture expects to benefit from the transaction by acquiring technology and skills that will enable the company to provide comprehensive logistics services in three main areas: integrated logistics center construction management, supply chain management and logistics model consulting and logistics information management systems planning, design and strategy.

Proadvancer has cooperated with eFuture's recently acquired Guangzhou Royalstone, now eFuture Royalstone, since 2000. The two companies also worked on projects for Beijing Jingkelong Company Limited, a company listed on the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited. Lu Guangyang, Proadvancer's chairman and founder, will act as eFuture's chief logistics consultant and the general manager of the company's Logistics Business Unit.

''I am looking forward to becoming a member of the eFuture family,'' said Lu Guangyang, Proadvancer's chairman and founder. ''The addition of Proadvancer's business creates a comprehensive front-end supply chain management software and service provider that can better serve many of China's leading companies. With a track record of providing professional logistics services and an established relationship with eFuture, I'm confident that our customers will continue to benefit from high-quality products and services and find new value in the synergies created by our combined business.''

The transaction is expected to close before the end of August 2008, subject to customary closing conditions.

About Proadvancer Systems Inc.

Proadvancer is a leading provider of complete logistics solutions to Asia, bringing Japanese, American and European logistics technology to the Chinese market. Proadvancer leverages a decade of experience in logistics operations as well as advanced logistics planning theory and professional information and project management technology personnel to provide comprehensive logistics services to many top 100 retailers in China, including China Resources Vanguard Department Stores, Beijing Jingkelong Supermarkets, BuBuGao Supermarkets, and others. Proadvancer's personnel include professionals in logistics planning consulting, planning analysts and implementation and software engineers, ensuring that customers receive the highest level of service and support.

About eFuture Information Technology Inc.

eFuture is a leading provider of front-end supply chain management software and services in China. eFuture provides one-stop-shop software and service solutions to manufacturers, distributors, wholesalers, logistics companies and retailers in China's front-end supply chain market, especially in the retail and Fast Moving Consumer Goods (''FMCG'') industries. eFuture currently serves more than 900 clients, including Fortune 500 companies, over 650 retailers and over 250 distributors operating in China. eFuture is also one of IBM's premier business partners in Asia Pacific and is a strategic partner with Oracle, Microsoft, JDA, Motorola and Samsung Network China. The company has 20 branch offices across China.

For more information about eFuture, please visit http://www.e-future.com.cn .

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the ''safe harbor'' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as ''will, '' ''expects, '' ''anticipates, '' ''future, '' ''intends, '' ''plans, '' ''believes, '' ''estimates'' and similar statements. Among other things, 2008 financial outlook and quotations from management in this announcement, as well as strategic and operational plans, contain forward-looking statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the ''SEC''), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to first parties. Statements that are not historical facts, including statements about the company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement, including but not limited to the following: eFuture's anticipated growth strategies; eFuture's future business development, results of operations and financial condition; expected changes in the company's revenues and certain cost or expense items; eFuture's ability to attract customers and leverage its brand; trends and competition in the software industry; the company's ability to hire, train and retain qualified managerial and other employees; the company's ability to develop new software's and pilot new business model at desirable locations in a timely and cost-effective manner; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks is included in eFuture's annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of April 8, 2008, and the company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

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Source: eFuture Information Technology Inc.